EXHIBIT 99.31

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:              NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC  V6C 2G8

ITEM 2:              DATE OF MATERIAL CHANGE

January 18, 2010

ITEM 3:              NEWS RELEASE

January 17, 2010 via CNW.

ITEM 4:              SUMMARY OF MATERIAL CHANGE

Effective January 18, 2010, the Company’s shares were listed and began trading on the Toronto Stock Exchange (TSX) at the opening of trading on Monday, January 18, 2010 under its current symbol “FVI”.  The Company’s common shares will be delisted from the TSX Venture Exchange upon commencement of trading on the TSX.

ITEM 5:              FULL DESCRIPTION OF MATERIAL CHANGE

Effective January 18, 2010, the Company’s shares were listed and began trading on the Toronto Stock Exchange (TSX) at the opening of trading on Monday, January 18, 2010 under its current symbol “FVI”.  The Company’s common shares will be delisted from the TSX Venture Exchange upon commencement of trading on the TSX.

ITEM 6:              RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:              OMITTED INFORMATION

Not applicable.

ITEM 8:              EXECUTIVE OFFICER

Jorge Ganoza Durant, President & CEO
Telephone: 604-484-4085

ITEM 9:              DATE OF REPORT

January 18, 2010